Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

Three months ended
March 31, 2014
(Millions)
Earnings:
Income from continuing operations before income taxes	$247
Add: Equity losses	48
Income from continuing operations before income taxes and equity losses	295
Add:
Fixed charges:
Interest incurred (1)	169
Rental expense representative of interest factor	3
Total fixed charges	172
Distributed income of equity-method investees	74
Less:
Interest capitalized	(29)
Total earnings as adjusted	$512
Fixed charges	$172
Ratio of earnings to fixed charges	2.98

(1)
Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in Provision (benefit) for income taxes in our Consolidated Statement of Income.